Regulatory Update

As previously reported in the press, a number of private lawsuits have been filed including purported class action and derivative lawsuits, making various allegations and naming as defendants various persons, including certain Scudder funds, the funds' investment advisors and their affiliates, certain individuals, including in some cases fund Trustees/Directors, officers, and other parties. Each Scudder fund's investment advisor has agreed to indemnify the applicable Scudder funds in connection with these lawsuits, or other lawsuits or regulatory actions that may be filed making allegations similar to these lawsuits regarding market timing, revenue sharing, fund valuation or other subjects arising from or related to the pending inquiries. Based on currently available information, the funds' investment advisors believe the likelihood that the pending lawsuits will have a material adverse financial impact on a Scudder fund is remote and such actions are not likely to materially affect their ability to perform under their investment management agreements with the Scudder funds.

The following purported class action and derivative lawsuits pertaining to market timing have been filed:

There are 15 class and derivative actions that have been consolidated and transferred to a Multidistrict Litigation in the District of Maryland ("MDL") (Multidistrict Litigation 1586-In re Mutual Funds Investment Litigation). The 11 Complaints originally filed in the Southern District of New York that were transferred to the MDL were virtually identical and each asserted claims against Deutsche Bank AG, Deutsche Investment
Management Americas Inc. and Deutsche Asset Management, Inc.
as well as approximately 85 Funds in the Scudder family of funds and John Doe defendants. The three cases that were originally filed in the Eastern District of New York and the one case originally filed in the District of Delaware are derivative actions brought by purported shareholders in many of the Scudder Funds. These actions named Deutsche Investment Management Americas
Inc., Deutsche Asset Management, Inc., and John Doe defendants.
On September 29, 2004, two consolidated amended complaints one a consolidated amended class action complaint and the other a consolidated amended fund derivative complaint were filed.

On January 11, 2006 Plaintiffs filed a Second Consolidated Class
Action
Complaint. The officer defendants have been voluntarily dismissed from the class action pursuant to a tolling agreement entered into with Plaintiffs.
Deutsche Bank AG has been dismissed for the derivative action.

State Case:
State Case:
On September 16, 2003, a case was commenced in the Circuit
Court for
Madison County, Illinois entitled Potter v. Janus Investment Fund, et al.
Defendants include, among others, Deutsche Investment
Management Americas,
Inc. ("DIMA"), and Scudder International Fund.  On October 23,
2003,
Defendants removed the case to the United States District Court for the
Northern District of Illinois. On February 9, 2004 the District Court remanded the case back to state court. Defendants appealed this decision.
On April 5, 2005 the Seventh Circuit Court of Appeals reversed the District
Court's decision and instructed the District Court to undo the remand order and dismiss the complaint. On May 27, 2005, the District Court, in accord with the Appellate Court's mandate, dismissed the state law claims with prejudice. On September 29, 2005, Plaintiffs filed a cert. petition to the
Supreme Court. On January 6, 2006, the Supreme Court granted cert. to address jurisdictional questions. On June 15, 2006, the Supreme Court vacated the decision of the Seventh Circuit and held that the Court of
Appeals did not have jurisdiction to address District Court's remand order.

The following purported class action lawsuits pertaining to revenue sharing have been filed:

There are 3 class actions that have been consolidated in the Southern District of New York. On September 6, 2005, Walker v. Deutsche Bank AG, et al., Mazza v. Deutsche Bank AG, et al and Icardo v. Deutsche Bank AG, et al, were consolidated. The consolidated Complaint filed on December 19, 2005 names
Deutsche Bank AG, certain affiliated adviser entities, and Scudder Distributors Inc.

Motions to dismiss have been fully briefed.


In addition to the market timing, revenue sharing and valuation litigation discussed above the following unrelated purported class action lawsuit has been filed:

On January 12, 2005, in the United States District Court for the Southern District of New York entitled McMunn and Raimo v.
Deutsche Bank Americas Holding Corporation, et al. Defendants include among others, Deutsche Bank Americas Holding
Corporation, DeAM, Inc., Scudder Investors Services, Inc., and certain Directors/Trustees of the Scudder Funds. The lawsuit alleges the defendants breached their fiduciary duties and violated the Investment Company Act of 1940 by failing to collect settlement funds awarded in investor class action lawsuits for securities held by the Scudder Funds.

Based on currently available information, the funds' investment advisors believe the likelihood that this January 12, 2005 pending lawsuit will have a material adverse financial impact on a Scudder fund is remote and such action is not likely to materially affect their ability to perform under their investment management agreements with the Scudder funds.


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